UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Balaton Power Inc.

19 East Fourth Avenue

Hutchinson, Kansas 67501

Phone: 620.662.3697	Toll Free: 1.800.239.5526	Fax: 620.662.6861

Balaton Appoints New President, Chief Executive Officer and Director

November 24, 2005 Hutchinson, Kansas, Balaton Power Inc. (the "Company") (OTCBB Symbol "BPWRF") wishes to announce that Michael Rosa, Director, has been appointed as Interim President and Chief Executive Officer of the Company replacing Mr. Richard Burdett who passed away on October 27, 2005. Ms. Nicole Bouthillier of Montreal, Québec, has consented to act as a Director of the Company filling the vacancy of Mr. Richard Burdett

Mr. Rosa has served as a Director of the Company since February 1, 2003 and resides in Surrey, British Columbia. He is an experienced corporate executive with many years of experience in natural resource projects. Mr. Rosa's resource and corporate experience will be very beneficial to the development of the Company.

Ms. Nicole Bouthillier has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business, Ms. Bouthillier worked for Scotia McLeod as an Investment Executive commencing in 1987. The Company is pleased to welcome Ms. Bouthillier as a Director.

Mr. Burdett served the Company as President, Chief Executive Officer and Director since February 2003. The Company wishes to thank Mr. Burdett's family for his years of service and offers its sincere condolences.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Robert Wyllie"

Robert Wyllie
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: November 24, 2005

/s/ Robert Wyllie
___________________________________
Name: Robert Wyllie
Title: Chief Financial Officer